Exhibit 99.5

LOAN ASSIGNMENT AND ASSUMPTION AGREEMENT

This LOAN ASSIGNMENT AND ASSUMPTION AGREEMENT (this “Agreement”) is made and entered into on the date last signed below (the “Effective Date”), by and among:

1.	DASHENG CONSULTING SERVICES LIMITED (the “Assignor”) ;

2.	The individuals listed on Schedule A attached hereto (collectively, the “Assignees”); and

3.	OSTIN TECHNOLOGY GROUP CO., LTD. (the “Borrower”), a Cayman Islands exempted company with an address at Building 2, 101, 1 Kechuang Road, Qixia District, Nanjing, Jiangsu Province, China.

(Each a “Party” and collectively, the “Parties.”)

RECITALS

A. Loan Agreement. Assignor and Borrower are parties to that certain Loan Agreement dated December 27, 2024, attached hereto as Schedule B (the “Loan Agreement”), pursuant to which Assignor made a loan to Borrower in the principal amount of USD 1,200,000 (the “Loan”), bearing interest at 1% per annum, and having a maturity date of January 27, 2025.

B. Purpose of Assignment. Assignor desires to assign, and the Assignees desire to accept, all of Assignor’s rights, title, and interest in and to the Loan Agreement, specifically including the right to receive all payments of principal and interest under the Loan Agreement. The specific principal amounts being assigned to each Assignee are set forth in Schedule A.

C. Borrower Acknowledgment. Borrower acknowledges and consents to this assignment to the extent required by the Loan Agreement or applicable law.

NOW, THEREFORE, for good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties agree as follows:

1. Assignment and Assumption

1.1 Assignment of Rights. Assignor hereby assigns, transfers, and sets over to the Assignees, and each Assignee hereby accepts, all of Assignor’s rights, title, and interest in, to, and under the Loan Agreement, including, without limitation:

●	The right to receive all principal (in the specific amounts set forth in Schedule A), interest, and other amounts due or to become due under the Loan Agreement;

●	Any and all claims, remedies, and causes of action arising under or related to the Loan Agreement.

1.2 Exclusion of Obligations. Except as expressly provided herein, the obligations of the Borrower to repay the Loan remain with the Borrower. Assignor is not assigning any additional duties or obligations that it may have had under or in connection with the Loan Agreement. Any post-funding lender obligations under the Loan Agreement, if any, shall be assumed by the Assignees only as required by the Loan Agreement or applicable law.

1.3 No Release of Borrower’s Obligations. Nothing in this Agreement shall be deemed to release or discharge Borrower from its obligations under the Loan Agreement.

2. Representations and Warranties

2.1 Assignor’s Representations and Warranties. Assignor represents and warrants that:

1.	Ownership of Rights. Assignor is the sole legal and beneficial owner of the rights being assigned herein, free and clear of any liens, encumbrances, claims, or interests of third parties.

2.	Authority; No Breach. Assignor has the requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and performance of this Agreement do not and will not violate any applicable law or the terms of any other agreement to which Assignor is a party.

3.	Loan Agreement in Effect. To the best of Assignor’s knowledge, the Loan Agreement is in full force and effect, and there is no Event of Default (as defined in the Loan Agreement) existing on the part of the Borrower.

2.2 Assignees’ Representations and Warranties. Each Assignee represents and warrants that:

1.	Authority. Such Assignee has the requisite power and authority (or, if an individual, the legal capacity) to execute and deliver this Agreement and to perform its obligations hereunder.

2.	Independent Decision. Such Assignee has made an independent decision to acquire the assigned rights (including the principal amount specified in Schedule A) based on such Assignee’s own judgment and due diligence, and not on any representation or warranty of Assignor except as expressly set forth in Section 2.1.

2.3 Borrower’s Representation. Borrower hereby represents and warrants that it has the requisite power and authority to acknowledge this Agreement, and its acknowledgment does not and will not conflict with or result in a breach of any term or condition of the Loan Agreement.

3. Notices

3.1 Manner of Notice. Any notice or communication under this Agreement shall be in writing and deemed effectively delivered if:

(a)	delivered in person,

(b)	sent by reputable overnight courier with proof of delivery, or

(c)	sent by email (with confirmation of transmission), to the respective addresses or email addresses of the Parties set forth above or to such other address as a Party may designate by notice given in accordance with this Section.

3.2 Effectiveness. Notices shall be deemed given on the earlier of receipt or one (1) business day after being placed with an overnight courier, or on the same day if sent via confirmed email.

4. Borrower’s Acknowledgment

By executing this Agreement in the space provided below, Borrower:

1.	Acknowledges and consents to the assignment of all right, title, and interest in and to the Loan Agreement from Assignor to the Assignees, in the principal amounts specifically set forth in Schedule A.

2.	Agrees that all payments of principal, interest, or other amounts due under the Loan Agreement after the Effective Date shall be made to the Assignees (or to such account(s) as the Assignees shall direct in writing).

3.	Confirms that this Agreement does not alter, amend, or in any way modify Borrower’s obligations under the Loan Agreement (attached as Schedule B).

5. Governing Law and Dispute Resolution

This Agreement shall be governed by and construed in accordance with the laws of Hong Kong. Any dispute arising from or relating to this Agreement shall be brought and resolved exclusively in the courts of Hong Kong, and each Party irrevocably submits to the jurisdiction of such courts.

6. Entire Agreement

This Agreement, including Schedules A and B, together with the Loan Agreement (to the extent not assigned herein), constitutes the entire understanding of the Parties concerning the subject matter hereof and supersedes all prior agreements or understandings, written or oral, with respect to the assignment of rights under the Loan Agreement. No amendment or modification to this Agreement shall be valid unless in writing and signed by all Parties.

7. Counterparts

This Agreement may be executed in one or more counterparts (including by email/PDF), each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Signatures transmitted electronically shall be deemed to have the same legal effect as originals.

8. Further Assurances

Each Party shall take such further actions as may be reasonably necessary or requested by another Party to more effectively consummate or perform the transactions contemplated by this Agreement.

9. Severability

If any provision of this Agreement is held invalid or unenforceable by a court of competent jurisdiction, the other provisions hereof shall remain in full force and effect, and such invalid or unenforceable provision shall be interpreted so as to effectuate its original intent to the greatest extent permitted by law.

10. No Third-Party Beneficiaries

No person or entity other than the Parties shall be deemed an intended beneficiary of this Agreement or have any right to enforce any term hereof.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties hereto have caused this Assignment and Assumption Agreement to be executed by their duly authorized representatives on the dates set forth below.

ASSIGNOR:

DASHENG CONSULTING SERVICES LIMITED

By:
Name:	THEN EE LIN
Title:	Director
Date:	February 10, 2025

ASSIGNEES:

*	(As listed on Schedule A, each Assignee to sign below or on a separate counterpart signature page)

Each Assignee acknowledges and agrees to be bound by this Agreement for the principal amount specified under their name in Schedule A.

Signature:
Date:	February 10, 2025

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